

Mailstop 3233

July 17, 2017

Via E-mail
Mr. Adam S. Markman
Chief Financial Officer
Equity Commonwealth
Two North Riverside Plaza, Suite 2100
Chicago, IL 60606

> **Re: Equity Commonwealth**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-09317**

Dear Mr. Markman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-31

1.   Please revise your disclosure in future filings to disclose the amounts and expiration dates of your net operating loss carryforwards for tax purposes. Reference is made to ASC 740-10-50-3a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities